[ARTICLE] 5
[MULTIPLIER]   1,000

Exhibit 12.1
                  COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                                                                  Fiscal Year                            ------------
                                        ------------ ------------ ------------ ------------ ------------   Sept. 27
                                            1993         1994         1995         1996         1997         1997
                                        ------------ ------------ ------------ ------------ ------------ ------------

Income (loss) before income taxes           $32,545      $55,964      $89,638     ($41,723)    ($51,619)     $16,311

Fixed charges (1)                             2,931        4,075        5,514        8,504       23,528       16,424

                                        ------------ ------------ ------------ ------------ ------------ ------------
   Total earnings and fixed charges          35,476       60,039       95,152      (33,219)     (28,091)      32,735

Fixed charges (1)                             2,931        4,075        5,514        8,504       23,528       16,424

Ratio of earnings to fixed charges (2)         12.1x        14.7x        17.3x          N/A          N/A         2.0x
                                        ============ ============ ============ ============ ============ ============

ADJUSTED FOR MiCRUS FIXED CHARGES:

Fixed charges (3)                                                       7,284       17,401       35,858       22,935

Ratio of earnings to fixed charges (4)                                   13.1x          N/A          N/A         1.4x
                                                                  ============ ============ ============ ============

ADJUSTED FOR MiCRUS AND CIRENT FIXED CHARGES:

Fixed charges (5)                                                      23,120       33,236       51,694        3,164

Ratio of earnings to fixed charges (6)                                    4.1x          N/A          N/A         1.0x
                                                                  ============ ============ ============ ============



____________________

(1) Fixed charges consist of interest expense incurred, including capital leases, amortization of interest costs and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor.

(2) Earnings were inadequate to cover fixed charges for fiscal 1996 and 1997 by approximately $41.7 million and $51.6 million, respectively.

(3) Fixed charges consist of interest expense incurred, including capital leases, amortization of interest costs and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor and interest on capitalized leases and the interest factor associated with operating leases of the Company's MiCRUS joint venture.

(4) Earnings would have been inadequate to cover fixed charges for fiscal 1996 and 1997 by approximately $50.6 million and $63.9 million, respectively.

(5) Fixed charges consist of interest expense incurred, including capital leases, amortization of interest costs and the portion of rental expense under operating leases deemed by the Company to be representative of the interest factor and interest on capitalized leases and the interest factor associated with operating leases of the Company's MiCRUS joint venture and on a pro forma basis including the Cirent leases as if they were outstanding from the beginning of fiscal 1996.

(6) Earnings would have been inadequate to cover fixed charges for fiscal 1996 and 1997 by approximately $66.5 million and $79.7 million, respectively.